Ahold completes sale of G. Barbosa in Brazil

Zaandam, The Netherlands, April 11, 2005 - Ahold today announced it has successfully completed the sale of its remaining Brazilian operation, G. Barbosa Comercial Ltda. The sale agreement with an affiliate of ACON Investments, a US-based investment firm, was announced on December 31, 2004.

The divestment of G. Barbosa completes Ahold's divestiture program in Brazil.

Ahold Corporate Communications: +31.75.659.5720

[Graphic omitted] Ahold

www.ahold.com                                                            2005011